BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      July 14, 2003

3.   Press Release

     A news release was issued on July 14, 2003.

4.  Summary of Material Change

Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that diamond drilling commenced on July 8, 2003 at its wholly-owned Geikie property located approximately 45 kilometers north-northeast of the Lac des Iles platinum group metal (PGM) mine. The hole was collared in Nipigon diabase, as intersected in previous programs.

5.  Full Description of Material Changes

      See attached news release dated July 14, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 15th day of July, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

July 14, 2003	TSX Venture Exchange: CPQ

CANPLATS TO TEST TWO TYPES OF TARGETS AT GEIKIE PROPERTY NEAR THUNDER BAY

Vancouver, B.C., July 14, 2003 – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that diamond drilling commenced on July 8, 2003 at its wholly-owned Geikie property located approximately 45 kilometers north-northeast of the Lac des Iles platinum group metal (PGM) mine. The hole was collared in Nipigon diabase, as intersected in previous programs.

The exploration models for ongoing exploration work at Canplats’ Nipigon Plate-area properties are Voisey’s Bay in Labrador and the Noril’sk Mine in Russia where nickel-copper-PGM sulphide mineralization accumulated at the base of an intrusive. At Canplats’ Geikie property, computer modeling of detailed airborne data suggests that a large intrusive underlies the Nipigon diabase sill. A second target at Geikie is remobilized PGM mineralization in the enclosing Archean metavolcanics. Pillow basalts and flows of the Garden Lake Greenstone Belt have been mapped on the edge of a significant magnetic anomaly over which the property was staked. The drill hole now under way is designed to test both types of targets.

The drill hole is expected to cross the intrusive-volcanic contact between 700 and 800 meters below surface and will be extended up to 100 meters beyond. It is anticipated that the drilling program will take 10 to 12 days to complete, with assays to follow.

Canplats Resources Corp. (www.canplats.com) is a junior mining company that maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has completed geophysics to refine drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest the drill-ready Rodeo epithermal gold prospect in Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.